Filed by American Eagle Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pacific Booker Minerals Inc.

Commission File No: 001-33649

In connection with the previously announced take-over bid (the “Offer”) for Pacific Booker Minerals Inc. by American Eagle Gold Corp. (“American Eagle”), American Eagle filed a third amendment to its initial schedule 14D-1F, disclosing the reason for termination of the Offer The portion of the amendment relating to the reason for the termination of the Offer is being filed herewith.

American Eagle Gold Corp. (“American Eagle” or “Offeror”) amended its Schedule 14D-1F originally filed with the U.S. Securities and Exchange Commission on April 14, 2026 (the “Initial Schedule 14D-1F”), as amended by Amendment No. 1 filed with the U.S. Securities and Exchange Commission on May 28, 2026 (“Amendment No. 1”), and as amended by Amendment No. 2 filed with the U.S. Securities and Exchange Commission on June 8, 2026 (“Amendment No. 2” and the Initial Schedule 14D-1F as amended by Amendment No. 1, Amendment No. 2, and this Amendment 3, the “Schedule 14D-1F”) to provide additional information regarding the basis for terminating the takeover bid. The board of directors of American Eagle determined to withdraw the offer in accordance with its terms. The offer contained, among others, the following conditions: “In addition, subject to applicable Laws, the Offeror shall have the right to withdraw the Offer (or extend the Offer to postpone taking up and paying for any Shares tendered to the Offer), and shall not be required to take up, purchase or pay for, any Shares tendered to the Offer unless all of the following conditions are satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time or such earlier or later time during which Shares may be deposited under the Offer, excluding the Mandatory Extension Period or any extension(s) thereafter:…(e) the Company and the Company Board shall not have taken any defensive actions or measures to limit the ability of the Offeror to complete the transactions contemplated in the Offer (including the adoption or implementation of any shareholder rights plan, change in capital structure of the Company, issuance of any Shares or securities convertible into Shares, or taken any other action that provides rights to the Shareholders to purchase any securities of the Company as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction)…(xiv)  any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to the Company, or entering into any agreement or agreement in principle to do any of the foregoing.” The reason for the withdrawal was that, as disclosed in a press release issued by Pacific Booker on April 30, 2026, Pacific Booker was undertaking a dilutive placement which would create a blocking group for the takeover bid to succeed.